[redacted]

12011223

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17 A-5
## PART III

SEC Mail Processing Section
FEB 21 2012
Washington, DC
123

| SEC FILE NUMBER |
|---|
| 8-67840 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercam Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue, Suite 1070
(No. and Street)

| Miami | FL | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everardo Vidaurri — (305) 377-8008
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

| 2699 S. Bayshore Drive | Miami | Florida | 33133 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number**

# OATH OR AFFIRMATION

I, Everardo Vidaurri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercam Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

KAREN VELASCO
MY COMMISSION # EE140196
EXPIRES October 23, 2015
(407) 398-0153 FloridaNotaryService.com

(Signature)

CEO.

(Title)

Karen Velasco 2/17/2012

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

# INTERCAM SECURITIES, INC.

## REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

**CONTENTS**

## INDEPENDENT AUDITORS' REPORT

Intercam Securities, Inc.

We have audited the accompanying statement of financial condition of Intercam Securities, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 12 and 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 16, 2012

**INTERCAM SECURITIES, INC.**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

| **ASSETS** | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS (NOTE 6) | $ | 326,065 |
| CERTIFICATE OF DEPOSIT (NOTE 5) | | 36,607 |
| DEPOSIT AT BROKER (NOTE 6) | | 100,000 |
| PROPERTY AND EQUIPMENT (NOTE 4) | | 48,404 |
| OTHER ASSETS | | 9,556 |
| | $ | 520,632 |

| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 80,177 |
| Commissions payable | | 54,508 |
| Total liabilities | | 134,685 |
| LEASE COMMITMENT (NOTE 5) | | |
| STOCKHOLDER'S EQUITY (NOTES 2 AND 9) | | 385,947 |
| | $ | 520,632 |

See accompanying notes.

**INTERCAM SECURITIES, INC.**
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| REVENUE | | |
| Commissions | $ | 972,293 |
| Other income (Note 7) | | 285,514 |
| Interest income | | 828 |
| Total revenue | | 1,258,635 |
| EXPENSES | | |
| Clearing charges | | 110,918 |
| Commissions | | 221,056 |
| Depreciation and amortization (Note 4) | | 17,214 |
| Insurance | | 80,840 |
| Interest | | 6,648 |
| Other general and administrative | | 125,526 |
| Professional fees | | 64,270 |
| Rent (Note 5) | | 72,919 |
| Salaries and related expenses | | 1,307,371 |
| Travel | | 71,387 |
| Total expenses | | 2,078,149 |
| LOSS BEFORE INCOME TAXES | | 819,514 |
| INCOME TAXES (NOTE 8) | | - |
| NET LOSS | $ | 819,514 |

See accompanying notes.

**INTERCAM SECURITIES, INC.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

| | Common stock, $0.01 par value; 1,000 shares authorized; 350 shares issued and outstanding | | | | |
|---|---|---|---|---|---|
| | Shares issued and outstanding | Amount | Paid in Capital | Accumulated deficit | Total |
| Balances - December 31, 2010 | 350 | $ 4 | $ 2,099,996 | $( 1,544,539) | $ 555,461 |
| Capital contributions | | | 650,000 | - | 650,000 |
| Net loss | | | - | ( 819,514) | ( 819,514) |
| Balances - December 31, 2011 | 350 | $ 4 | $ 2,749,996 | $( 2,364,053) | $ 385,947 |

See accompanying notes.

**INTERCAM SECURITIES, INC.**
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $( | 819,514 ) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | | 17,214 |
| Changes in operating assets and liabilities: | | |
| Interest income on certificate of deposit | ( | 170 ) |
| Other assets | | 49 |
| Accounts payable and accrued liabilities | | 45,958 |
| Commissions payable | ( | 1,282 ) |
| Total adjustments | | 61,769 |
| Net cash used in operating activities | ( | 757,745 ) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchases of property and equipment | ( | 1,335 ) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Capital contributions | | 650,000 |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | ( | 109,080 ) |
| **CASH AND CASH EQUIVALENTS - BEGINNING** | | 435,145 |
| **CASH AND CASH EQUIVALENTS - ENDING** | $ | 326,065 |
| Supplemental Disclosures of Cash Flow Information: | | |
| Interest paid | $ | 6,648 |
| Income taxes paid | $ | - |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business and Organization***

Intercam Securities, Inc. (the Company) incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities, for its customers primarily residing in Mexico, in an agency capacity and charges a commission. In addition, the Company may engage in group underwriting.

The Company is a wholly owned subsidiary of Corporativo Y Asesoria ICC, S.A De C.V. (the "Parent"), which is domiciled in Mexico. There was an ownership change effective January 1, 2012, as part of a corporate restructuring, as further disclosed in Note 9.

***Government and Other Regulation***

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

***Cash and Cash Equivalents***

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

***Securities Transactions and Revenue Recognition***

Securities transactions and related gains or losses, commissions and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis.

***Property and Equipment***

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

### *Property and Equipment (continued)*

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of 5 and 7 years or the term of the lease for leasehold improvements.

### *Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Income Taxes*

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2008.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

## NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds contributed by its Parent. The Company's liquidity position during the year ending December 31, 2012 is significantly dependent upon the availability of continued funding from its Parent (See note 9) in the absence of achieving profitable operations. The Parent and its group of affiliated entities have committed to funding the Company's operations through March 2013.

## NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2011, the Company's "Net Capital" was $290,940, which exceeded requirements by $240,940, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.46 to 1.

## NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 consisted of the following:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 33,349 |
| Office equipment | | 32,766 |
| Leasehold improvements | | 34,404 |
| | | 100,519 |
| Less: accumulated depreciation and amortization | ( | 52,115) |
| | $ | 48,404 |

Depreciation and amortization expense amounted to $17,214 for the year ended December 31, 2011.

## NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring July 2013. In lieu of a security deposit, the Company delivered an irrevocable standby letter of credit to the landlord. The irrevocable standby letter of credit is collateralized by a certificate of deposit in the amount of $36,607 that matures on April 14, 2012 and is renewable annually throughout the term of the lease.

## NOTE 5. LEASE COMMITMENT (Continued)

On May 16, 2011, the Company entered into a non-cancelable amended lease agreement to expand the office space and extend the duration of the existing lease until February 2017. As of December 31, 2011, the additional office space was not available to the Company. Occupancy and additional rent is expected to occur in March 2012. Requirements for the letter of credit collateralized by the certificate of deposit are unchanged.

The approximate future minimum rentals under the non-cancelable lease for the years subsequent to December 31, 2011 are as follows:

| | | |
|---|---|---|
| 2012 | $ | 127,000 |
| 2013 | | 130,000 |
| 2014 | | 121,000 |
| 2015 | | 124,000 |
| 2016 | | 128,000 |
| Thereafter | | 21,000 |
| | $ | 651,000 |

Rent expense amounted to $72,919 for the year ended December 31, 2011.

## NOTE 6. RISK CONCENTRATIONS

***Clearing and Depository Concentrations***

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2011, cash and cash equivalents of approximately $29,000 and the deposit at broker of $100,000 are held by this brokerage firm.

***Other Risk Concentrations***

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 6. RISK CONCENTRATIONS (Continued)

***Other Risk Concentrations (continued)***

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to cover fully losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 7. RELATED PARTY TRANSACTIONS

***Expense Sharing Agreement***

On August 1, 2010, the Company entered into an expense sharing agreement with Intercam Advisors, Inc. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Company agreed to pay certain rents, salaries, employee expenses, communication and office expenses and market data in exchange for a management fee to be paid by the Affiliate to the Company. The monthly management fee increased from $22,210 to $31,054 effective October 15, 2011, as defined in the agreement and amendment. For the year ended December 31, 2011, the Company earned $288,630 in management fees, which are included in the accompanying statement of operations as a component of other income.

## NOTE 8. INCOME TAXES

The deferred tax asset at December 31, 2011 approximates $875,000 and results primarily from a net operating loss carry-forward, which has been offset by a valuation allowance of the same amount. Both the deferred tax asset and valuation allowance increased by approximately $311,000 during the year ended December 31, 2011. The net operating loss carry-forward of approximately $2,335,000 expires in the years 2026-2030. The effective tax rate differed from the maximum federal statutory rate of 34% principally due to the change in the deferred tax asset valuation allowance and state income taxes.

## NOTE 9. SUBSEQUENT EVENTS

In November 2011, the Company sought permission from FINRA to modify the ownership structure, and on February 6, 2012, formal approval was received. Under plans of the agreement, effective January 1, 2012 Intercam Holdings, Inc., (the "Holding Co.") will acquire all stock and ownership of the Company. The Company and the Holding Co. are wholly owned subsidiaries of Corporativo Y Asesoria ICC, S.A De C.V. domiciled in Mexico. The purpose of the reorganization is to consolidate the ownership structure for tax reporting purposes.

# SUPPLEMENTARY INFORMATION

**INTERCAM SECURITIES, INC.**
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2011

| | | |
|---|---|---|
| **CREDITS** | | |
| Stockholder's Equity | $ | 385,947 |
| **DEBITS** | | |
| Certificate of deposit used as collateral for standby letter of credit | | 36,607 |
| Property and equipment, net | | 48,404 |
| Other assets | | 9,556 |
| Total debits | | 94,567 |
| **NET CAPITAL BEFORE HAIRCUTS ON FOREIGN CURRENCIES** | | 291,380 |
| **HAIRCUTS ON FOREIGN CURRENCIES** | | 440 |
| **NET CAPITAL** | | 290,940 |
| **MINIMUM NET CAPITAL REQUIREMENT** - GREATER OF $50,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $134,685 | | 50,000 |
| **EXCESS NET CAPITAL** | $ | 240,940 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 0.46 to 1 |
| **SCHEDULE OF AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued liabilities | $ | 80,177 |
| Commissions payable | | 54508 |
| Total aggregate indebtedness | $ | 134,685 |

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

# INTERCAM SECURITIES, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2011

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k (2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Intercam Securities, Inc.

In planning and performing our audit of the financial statements of Intercam Securities, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 16, 2012

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

Intercam Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Intercam Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Intercam Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Intercam Securities, Inc.'s management is responsible for Intercam Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
February 16, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067840 FINRA DEC
INTERCAM SECURITIES INC 17*17
1221 BRICKELL AVE STE 1070
MIAMI FL 33131-3258

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 2251 |
| B. Less payment made with SIPC-6 filed (exclude interest) July 12, 2011 (Date Paid) | | ( 1176 ) |
| C. Less prior overpayment applied | | ( 0 ) |
| D. Assessment balance due or (overpayment) | | 1075 |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | 0 |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 1075 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 1075 | |
| H. Overpayment carried forward | $( 0 ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Intercam Securities, Inc
(Name of Corporation, Partnership or other organization)

Jonathan Jones Digitally signed by Jonathan Jones Date: 2012.01.26 13:12:20 -05'00'
(Authorized Signature)

Dated the 26 day of January , 20 2012 .

FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2011 and ending DECEMBER 31, 2011
**Eliminate cents**

| Item No. | | |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 1,258,634 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| (2) Net loss from principal transactions in securities in trading accounts. | | |
| (3) Net loss from principal transactions in commodities in trading accounts. | | |
| (4) Interest and dividend expense deducted in determining item 2a. | | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | |
| (7) Net loss from securities in investment accounts. | | |
| Total additions | | |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | 68,733 |
| (2) Revenues from commodity transactions. | | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | |
| (4) Reimbursements for postage in connection with proxy solicitation. | | |
| (5) Net gain from securities in investment accounts. | | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | | |
| Management fee income | | 288,630 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 828 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ | |
| Enter the greater of line (i) or (ii) | | 828 |
| Total deductions | | 358,191 |
| 2d. SIPC Net Operating Revenues | | $ 900,443 |
| 2e. General Assessment @ .0025 | | $ 2,251 |

(to page 1, line 2.A.)

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

**Miami:**

2699 s. bayshore drive
suite 300
miami, florida 33133

**305** 858 5600
**305** 856 3284 fax

**Ft. Lauderdale:**

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

**954** 713 7444
**954** 759 7877 fax

**Boca Raton:**

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

**561** 394 5100
**561** 750 9781 fax

**World Wide Web:**

www.kaufmanrossin.com